DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

February 25, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 184 to the Registration Statement on Form N-1A of DWS ESG Global Bond Fund (“Fund”), a series of Deutsche DWS Global/International Fund, Inc. (“Registrant”) (Reg. Nos. 033-05724; 811-04670)

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received on February 24, 2022. The Amendment was filed on behalf of the Fund on December 30, 2021 and has an effective date of March 1, 2022.

The Staff’s comments are restated below followed by the Registrant’s/Fund’s responses.

1.	Comment: Regarding your response to previously received Comment 5 (whether the Fund applies its ESG criteria to all investments or just the investments covered by the 80% test), in the second sentence of your response you state “The Fund may, at the discretion of portfolio management, invest up to 20% of the Fund’s net assets in investments that do not meet such sustainability criteria.” Please specifically disclose this in the Principal Investment Strategies section of the Fund’s prospectus.

Response: The Registrant has revised the disclosure as requested.

2.	Comment: Regarding your response to previously received Comment 10 (requesting an explanation of how ESG criteria were applied to the Fund’s top 5 holdings), please provide a more detailed explanation of the sustainability criteria applied and how, in each case, the criteria resulted in the rating applied to the investment.

Response: The Registrant will provide a separate response by email.

3.	Comment: Regarding your response to previously received Comment 14 (whether the Fund’s derivatives investments are subject to its ESG criteria) you stated “. . . derivatives will not be subject to ESG consideration.” Please disclose this in the Fund’s prospectus.

Response: The Registrant has revised the disclosure as requested.

4.	Comment: Under “Management process” the proposed language stated “In certain instances, an additional DWS internal assessment process may identify information that may not be reflected in the ESG data and may adjust an ESG rating up or down to account for such information.” Please disclose what types of instances might elicit an additional assessment and the types of information that may not be reflected in the data.

Response: The Registrant has revised the disclosure to clarify when an additional assessment may be made and to provide examples of types of information that might be considered in such an assessment.

5.	Comment: Under “Management process” the proposed language stated “Alongside this traditional security analysis, investments are screened utilizing a proprietary [ESG] issuer rating. . .” Please revise the disclosure to clarify how the traditional analysis and the ESG rating are used together.

Response: The Registrant has revised the disclosure to clarify the process.

6.	Comment: Under “Management process” the prospectus states “. . .portfolio management may consider other ESG factors, where such ESG factors are determined to be financially material.” Please provide examples of what other factors might be considered.

Response: The Registrant believes the revised disclosure provides examples of other types of information that might be considered.

7.	Comment: Under “Management process” the proposed language stated “For asset-backed and similar securities, the rating of the issuing agency or entity is used unless explicit ESG information is available (e.g., for certain dedicated ESG structured finance securities).” Please clarify the disclosure about the rating of the issuing agency or entity. In addition, please include in the disclosure an explanation of what is meant by “dedicated ESG structured finance securities.”

Response: The Registrant has revised the disclosure to clarify the noted references.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/Laura McCollum

Laura McCollum

Senior Legal Counsel

cc. John Marten, Esq., Vedder Price PC

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